Exhibit 99.1

Autozi Internet Technology (Global) Ltd. Announces Closing of Initial Public Offering

Beijing, August 29, 2024 /PRNewswire/ — Autozi Internet Technology (Global) Ltd. (“Autozi” or the “Company”) (NasdaqGM: AZI), one of the leading and fast-growing lifecycle automotive service providers in China, today announced the closing of its initial public offering (the “Offering”) of 2,500,000 Class A ordinary shares at a public offering price of US$4 per Class A ordinary share. The Class A ordinary shares began trading on Nasdaq Capital Market under the ticker symbol “AZI” on August 28, 2024.

The Company received aggregate gross proceeds of US$10 million from the Offering, before deducting underwriting discounts and other related expenses. In addition, the Company has granted the underwriter of the Offering an option, exercisable within 45 days from the date of the underwriting agreement, to purchase up to an additional 375,000 Class A ordinary shares at the public offering price, less underwriting discounts and commissions. The Offering was conducted on a firm commitment basis.

Net proceeds from the Offering will be used for enhancing our supply chain management capabilities, expanding the size and coverage of our MBS stores network, investment in technology innovations, and general corporate purposes.

Kingswood Capital Partners, LLC acted as sole book runner for the Offering. DLA Piper UK LLP served as U.S. counsel to the Company. VCL Law LLP served as U.S. counsel to the underwriter.

A registration statement on Form F-1 (File No. 333-281215), relating to the Offering was previously filed with the U.S. Securities and Exchange Commission (“SEC”) by the Company, and was declared effective by the SEC on August 27, 2024. The Offering is being made only by means of a prospectus, forming a part of the registration statement. A final prospectus relating to the Offering has been filed with the SEC and is available on the SEC’s website at www.sec.gov. Electronic copies of the final prospectus related to the Offering may be obtained from Kingswood Capital Partners, LLC, 126 E 56th St, Suite 22S, or by telephone at +1 732-910-9692.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the Company’s securities described herein, nor shall there be any sale of the Company’s securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Autozi Internet Technology (Global) Ltd.

Autozi Internet Technology (Global) Ltd. is one of the leading and fast-growing lifecycle automotive service providers in China. Autozi, founded in 2010, provides high-quality, affordable and professional one-stop automotive products and services through online and offline channels nationwide. Our business segments include (i) new car sales, (ii) auto parts and auto accessories sales, and (iii) automotive insurance related services. Leveraging our online supply chain cloud platform, SaaS platforms, and the network of multiple-brand-service (MBS) stores, we have established an ecosystem of lifecycle automotive services by connecting automotive manufacturers, auto parts manufactures, and insurance companies with MBS stores and various automotive owners. For more information, visit the Company’s website at https://www.autozi.com/en/investor.

Forward-Looking Statements

All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the SEC.

For more information, please contact:

Investor Relations:

Sherry Zheng

Weitian Group LLC

Phone: 718-213-7386

Email: shunyu.zheng@weitian-ir.com